SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Gmarket Inc.

(Name of Issuer)

Common Shares, par value KRW 100 per share

American Depositary Shares, as evidenced by American Depositary Receipts, each representing one Common Share

(Title of Class of Securities)

The Common Shares, which are not traded on U.S. markets, have not been assigned a CUSIP number.

The CUSIP number for the related American Depositary Shares is 38012G100.

(CUSIP Number)

Michael R. Jacobson, Esq.

Senior Vice President, Legal Affairs, General Counsel and Secretary

eBay Inc.

2145 Hamilton Avenue

San Jose, California 95125

Tel: (408) 376-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         None (for Common Shares)

                            38012G100 (for ADSs)

1)	Names of Reporting Persons eBay Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☒
6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 0
(8) Shared Voting Power 27,046,576(1)(2)
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 27,046,576(1)(2)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 27,046,576(1)(2)
12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented By Amount In Row (11) 53.3%
14)	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such securities as a result of Agreements to Tender (as defined in Item 4 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the reporting persons that it is the beneficial owner of any of the Common Shares or ADSs referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Includes options to purchase an aggregate of 330,000 Common Shares, which options are exercisable within 60 days of April 16, 2009, held by persons who have entered into Agreements to Tender with the reporting persons as described herein. Pursuant to the terms of such agreements, in the event that any such options are exercised, the person exercising such options would be obligated to tender any Common Shares issued upon such exercise into the Offer (as defined below) and to deliver a proxy to eBay and eBay UK covering such Common Shares and vote such Common Shares in favor of the matters described in Items 4 and 5 below.

CUSIP No.         None (for Common Shares)

                            38012G100 (for ADSs)

1)	Names of Reporting Persons eBay KTA (UK) Ltd.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☒
6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 0
(8) Shared Voting Power 27,046,576(1)(2)
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 27,046,576(1)(2)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 27,046,576(1)(2)
12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented By Amount In Row (11) 53.3%
14)	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such securities as a result of a Agreements to Tender entered into with beneficial owners of such securities as described herein. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the reporting persons that it is the beneficial owner of any of the Common Shares or ADSs referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Includes options to purchase an aggregate of 330,000 Common Shares, which options are exercisable within 60 days of April 16, 2009, held by persons who have entered into Agreements to Tender with the reporting persons as described herein. Pursuant to the terms of such agreements, in the event that any such options are exercised, the person exercising such options would be obligated to tender any Common Shares issued upon such exercise into the Offer (as defined below) and to deliver a proxy to eBay and eBay UK covering such Common Shares and vote such Common Shares in favor of the matters described in Items 4 and 5 below.

Item 1.	Security and Issuer

The classes of equity securities to which this statement relates are common shares, par value KRW 100 per share (the “Common Shares”), and American Depositary Shares, each representing one Common Share and evidenced by an American Depositary Receipt issued by Citibank, N.A. (the “ADSs”), of Gmarket Inc., a company organized under the laws of the Republic of Korea (“Gmarket”). The principal executive offices of Gmarket are located at 9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea.

Item 2.	Identity and Background

(a) The names of the persons filing this statement are eBay Inc., a Delaware corporation (“eBay”), and eBay KTA (UK) Ltd., a company organized under the laws of the United Kingdom and an indirect wholly-owned subsidiary of eBay (“eBay UK”).

(b) The business address of eBay is 2145 Hamilton Avenue, San Jose, California 95125. The business address of eBay UK is c/o eBay Inc., 2145 Hamilton Avenue, San Jose, California 95125.

(c) eBay provides online marketplaces for the sale of goods and services as well as other online commerce, or ecommerce, platforms, online payment solutions and online communications offerings to a diverse community of individuals and businesses. eBay UK is an indirect wholly-owned subsidiary of eBay.

(d) None of eBay, eBay UK or, to the knowledge of eBay, any person identified on Schedule A attached hereto during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of eBay, eBay UK or, to the knowledge of eBay, any person identified on Schedule A attached hereto during the last five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as described below.

From March 1996 to June 2004, Fred D. Anderson, a member of eBay’s board of directors, served as Executive Vice President and Chief Financial Officer of Apple Inc., a manufacturer of personal computers and related software. On April 24, 2007, the Securities and Exchange Commission (the “SEC”) filed a complaint against Mr. Anderson and another former officer of Apple Inc. The complaint alleged that Mr. Anderson failed to take steps to ensure that the accounting for an option granted in 2001 to certain executives of Apple Inc., including himself, was proper. Simultaneously with the filing of the complaint, Mr. Anderson settled with the SEC, neither admitting nor denying the allegations in the complaint. In connection with the settlement, Mr. Anderson agreed to a permanent injunction from future violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 and Section 16(a) of the Act and Rules 13b2-2 and 16a-3 thereunder, and from aiding and abetting future violations of Sections 13(a), 13(b)(2)(A), 13(b)(2)(B), and 14(a) of the Act and Rules 12b-20, 13a-1, 13a-13, and 14a-9 thereunder. He also agreed to disgorge approximately $3.5 million in profits and interest from the option he received and to pay a civil penalty of $150,000. Under the terms of the settlement, Mr. Anderson may continue to act as an officer or director of public companies.

(f) All of the directors and executive officers of eBay and eBay UK named in Schedule A attached hereto are citizens of the United States, other than Philippe Bourguignon, who is a citizen of France.

Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of each of eBay and eBay UK as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration

The Agreements to Tender (as defined in Item 4 below) were entered into among eBay, eBay UK and certain holders of Common Shares and/or ADSs (collectively, the “Shareholders”). The Shareholders entered into the Agreements to Tender as an inducement to eBay and eBay UK to enter into the Share Allocation Agreement (as defined in Item 4 below). The reporting persons did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Agreements to Tender and thus no funds were used for such purpose.

In connection with the Offer (as defined in Item 4 below) eBay and eBay UK estimate that eBay UK will need: (i) approximately $1.3 billion to purchase all of the Common Shares and ADSs pursuant to the Offer (assuming that all such Common Shares and ADSs are validly tendered and not withdrawn) and to pay all related fees and expenses; and (ii) approximately $555.1 million to purchase the

New Shares (as defined in Item 4 below). Of the amount needed to purchase Common Shares and ADSs pursuant to the Offer, approximately $641.2 million will be used to purchase all of the Voting Shares (as defined in Item 4 below). eBay UK will have sufficient cash on hand at the expiration of the Offer to pay for all Common Shares and ADSs that are validly tendered and accepted for payment in the Offer because eBay or an affiliate of eBay and eBay UK will contribute or otherwise advance funds to eBay UK to enable eBay UK to pay for the Common Shares and ADSs that are tendered and accepted for payment in the Offer.

Item 4.	Purpose of Transaction

(a) - (b) On April 15, 2009 in the United States (and April 16, 2009 in Korea), eBay, eBay UK and Gmarket entered into a Share Allocation and Tender Offer Agreement (the “Share Allocation Agreement”), which contemplates the acquisition by eBay UK of all outstanding Common Shares and ADSs of Gmarket. The Share Allocation Agreement provides that eBay UK would commence a cash tender offer (the “Offer”) to purchase all outstanding Common Shares and all outstanding ADSs at a purchase price of $24.00 per Common Share and per ADS (such price, or any other price per Common Share and per ADS that is paid in the Offer, the “Offer Price”), without interest thereon, less any required withholding taxes. In addition, pursuant to the Share Allocation Agreement, eBay UK has agreed to purchase 23,131,071 newly-issued Common Shares (the “New Shares”) from Gmarket for a price per New Share equal to the Offer Price, or an aggregate amount of $555,145,704, in cash.

It is contemplated that the purchase of the New Shares will close a few business days following the time that eBay UK first accepts Common Shares (including Common Shares underlying ADSs) for payment pursuant to the Offer (the “Acceptance Time”).

The Share Allocation Agreement provides that eBay UK will commence the Offer as promptly as reasonably practicable (and, if Gmarket has satisfied certain conditions as specified in the Share Allocation Agreement, within ten business days) after the date of the Share Allocation Agreement. The obligation of eBay UK to accept for payment Common Shares and ADSs validly tendered (and not withdrawn) pursuant to the Offer is subject to a number of conditions set forth in the Share Allocation Agreement, including, among other things, that (i) more than 50% of the Common Shares and ADSs outstanding (determined on a fully-diluted basis based on a formula set forth in the Share Allocation Agreement) shall have been validly tendered (and not withdrawn), (ii) final clearance under Korean antitrust laws shall have been obtained, and (iii) other conditions set forth in Annex I to the Share Allocation Agreement shall have been satisfied.

As an inducement to eBay to enter into the Share Allocation Agreement, certain shareholders of Gmarket holding an aggregate of 27,046,576 Common Shares (including Common Shares underlying ADSs and options to purchase an aggregate of 330,000 Common Shares which are exercisable within 60 days of April 16, 2009) (the “Voting Shares”), which is a sufficient amount to satisfy the minimum tender condition under the Share Allocation Agreement, have each entered into an Agreement to Tender and Voting Agreement (collectively, the “Agreements to Tender”) pursuant to which such shareholders have agreed to tender all Common Shares and ADSs now owned or hereafter acquired by them in the Offer and to vote any such Common Shares and ADSs in favor of the transactions contemplated by the Share Allocation Agreement.

The foregoing descriptions of the Share Allocation Agreement and the Agreements to Tender in this Schedule 13D are qualified in their entirety by reference to the full text of such agreements referenced as Exhibits 7.1 and 7.2 through 7.8, respectively, which are incorporated by reference herein.

(c) Not applicable

(d) The Share Allocation Agreement requires that Gmarket call and hold an extraordinary general meeting of shareholders for the purpose of considering and voting on certain voting proposals as specified in the Share Allocation Agreement, including proposals: (i) to elect individuals identified by eBay prior to the date of the meeting as its designees for election to Gmarket’s board of directors; (ii) to amend Gmarket’s Articles of Incorporation to eliminate all provisions relating to Outside Directors; (iii) to amend Gmarket’s Articles of Incorporation to decrease the maximum number of members of Gmarket’s board of directors from nine to six; (iv) to amend Gmarket’s Articles of Incorporation to eliminate the audit committee and replace it with a statutory auditor; (v) to appoint a statutory auditor to be designated by eBay; and (vi) to amend Gmarket’s Articles of Incorporation to provide that Gmarket have up to two Representative Directors, each authorized to represent and act on behalf of Gmarket, in each case with such election, amendment or appointment, as applicable, to be conditioned upon the occurrence of the Acceptance Time.

In addition, if the transactions contemplated by the Share Allocation Agreement are consummated, eBay will have the ability to subsequently determine the size and membership of the board of directors of Gmarket and the officers of Gmarket.

(e) Under the terms of the Share Allocation Agreement, Gmarket may not: (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities; or (ii) sell, issue, grant or authorize the sale, issuance or grant of: (A) any shares of capital stock or other security; (B) any option, call, warrant or right to acquire any shares of capital stock or other security; or (C) any instrument convertible into or exchangeable for any shares of capital stock or other security, in each case except under limited circumstances as set forth in the Share Allocation Agreement.

(f) If the transactions contemplated by the Share Allocation Agreement are consummated, Gmarket will become a subsidiary of eBay UK and an indirect subsidiary of eBay.

(g) The Share Allocation Agreement contains provisions that limit the ability of Gmarket and specified representatives of Gmarket to engage in a transaction that would entail a change of control of Gmarket (other than the transactions contemplated by the Share Allocation Agreement) during the pendency of transactions contemplated by the Share Allocation Agreement.

(h) Pursuant to the Share Allocation Agreement, Gmarket will apply for delisting of the ADSs from The Nasdaq Stock Market promptly after the Acceptance Time.

(i) Upon consummation of the transactions contemplated by the Share Allocation Agreement and the Share Purchase Agreement, the ADSs may become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Other than as described above, eBay and eBay UK currently have no plan or proposal which relates to, or may result in, any of the matters described in Items 4(a) – (i) of this Schedule 13D (although each of eBay and eBay UK reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a) – (b) As described in Item 4 (a) – (b) of this Schedule 13D, as a result of the Agreements to Tender, eBay and eBay UK have the shared power to vote or to direct the vote with respect to certain matters as set forth in such Agreements to Tender, the Voting Shares. In addition, as a result of the Agreements to Tender, eBay and eBay UK have the shared power to dispose or to direct the disposition with respect to the Voting Shares. The aggregate number of Voting Shares represents approximately 53.3% of the outstanding Common Shares (including Common Shares underlying ADSs) of Gmarket (based on the total number of Common Shares and ADSs outstanding as represented by Gmarket in the Share Allocation Agreement). The reporting persons, however, hereby disclaim beneficial ownership of such shares and this Schedule 13D shall not be construed as an admission that the reporting persons are, for any or all purposes, the beneficial owners of the securities covered by this Schedule 13D. Except as set forth in this Schedule 13D, no Common Shares or ADSs are beneficially owned by eBay or eBay UK or, to the knowledge of eBay and eBay UK, any person listed on Schedule A to this Schedule 13D. The description contained in this Item 5 of the transactions contemplated by the Agreements to Tender is qualified in its entirety by reference to the full text of the Agreements to Tender, copies of which are incorporated by reference in this Schedule 13D as Exhibits 7.2 through 7.8.

Schedule B to this Schedule 13D sets forth, to the knowledge of eBay and eBay UK, the following information for those natural persons with whom eBay and eBay UK share the power to vote or to direct the vote or to dispose or to direct the disposition of the Voting Shares: the name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of such persons. To the knowledge of eBay and eBay UK, all of such natural persons listed on Schedule B to this Schedule 13D are citizens of the Republic of Korea. Schedule B to this Schedule 13D also sets forth, to the knowledge of eBay and eBay UK, the following information for those entities with whom eBay and eBay UK share the power to vote or to direct the vote or to dispose or to direct the disposition of the Voting Shares: the name, state or other place of organization, principal business and business address, of such entities.

eBay and eBay UK have no knowledge that any person listed on Schedule B to this Schedule 13D during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

eBay and eBay UK have no knowledge that any person listed on Schedule B to this Schedule 13D during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Neither eBay nor eBay UK, nor, to the knowledge of eBay and eBay UK, any person named in Schedule A to this Schedule 13D, has effected any transaction in Common Shares or ADSs during the past 60 days, except as disclosed herein.

(d) To the knowledge of eBay and eBay UK, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Voting Shares.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Item 4 and Item 5 above, neither eBay nor eBay UK is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Gmarket, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description

7.1	Share Allocation and Tender Offer Agreement dated as of April 16, 2009, by and among eBay Inc., eBay KTA (UK) Ltd. and Gmarket Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by eBay Inc. on April 16, 2009)

7.2	Form of Agreement to Tender and Voting Agreement dated as of April 16, 2009, by and among eBay Inc., eBay KTA (UK) Ltd. and each of Young Bae Ku, Duckjun (D.J.) Lee, Dae Sik Yang and Kwang Jin Ryoo

7.3	Agreement to Tender and Voting Agreement dated as of April 16, 2009, by and among eBay Inc., eBay KTA (UK) Ltd. and Interpark Corporation

7.4	Agreement to Tender and Voting Agreement dated as of April 16, 2009, by and among eBay Inc., eBay KTA (UK) Ltd. and Ki-Hyung Lee

7.5	Agreement to Tender and Voting Agreement dated as of April 15, 2009, by and among eBay Inc., eBay KTA (UK) Ltd. and KB Investment & Securities Co., Ltd.

7.6	Agreement to Tender and Voting Agreement dated as of April 15, 2009, by and among eBay Inc., eBay KTA (UK) Ltd. and Wilshire Norman Limited

7.7	Agreement to Tender and Voting Agreement dated as of April 16, 2009, by and among eBay Inc., eBay KTA (UK) Ltd. and Yahoo! Korea Yuhan Hoesa

7.8	Agreement to Tender and Voting Agreement dated as of April 16, 2009, by and among eBay Inc., eBay KTA (UK) Ltd. and Yahoo! Inc.

7.9	Joint Filing Agreement, dated as of April 24, 2009, between eBay Inc. and eBay KTA (UK) Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2009

EBAY INC.

By:	/s/ Brian H. Levey
	Name:	Brian H. Levey
	Title:	Vice President, Deputy General Counsel, and Assistant Secretary

EBAY KTA (UK) LTD.

By:	/s/ Jay C. Clemens
	Name:	Jay C. Clemens
	Title:	Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF EBAY AND EBAY UK

Executive Officers of eBay

Name	Position
John J. Donahoe	President, Chief Executive Officer and Director
Elizabeth L. Axelrod	Senior Vice President, Human Resources
Mark T. Carges	Senior Vice President, Technology
Michael R. Jacobson	Senior Vice President, Legal Affairs, General Counsel and Secretary
Alan L. Marks	Senior Vice President, Corporate Communications
Lorrie M. Norrington	President, eBay Marketplaces
Robert H. Swan	Senior Vice President, Finance and Chief Financial Officer
Scott Thompson	President, PayPal

All individuals named in the table above are employed by eBay Inc. The address of eBay’s principal executive offices is 2145 Hamilton Avenue, San Jose, California 95125.

Directors of eBay

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed
John J. Donahoe	President, Chief Executive Officer and Director	eBay Inc. (online marketplace) 2145 Hamilton Avenue San Jose, California 95125

Fred D. Anderson	Managing Director	Elevation Partners (private equity firm) 2800 Sand Hill Road, Suite 160 Menlo Park, CA 94025

Marc L. Andreessen	Co-Founder and Chairman	Ning Inc. (online social network company) 735 Emerson Street Palo Alto, CA 94301

Edward W. Barnholt	Director	eBay Inc. (online marketplace) 2145 Hamilton Avenue San Jose, California 95125

Philippe Bourguignon	Vice Chairman	Revolution Places LLC (resort investments and operations company) 1717 Rhode Island Avenue NW, Suite 900 Washington DC 20036

Scott D. Cook	Chairman of Executive Committee of the Board	Intuit Inc. (financial software developer) 2700 Coast Avenue Mountain View, CA 94043

William C. Ford, Jr.	Executive Chairman of the Board of Directors	Ford Motor Company (manufacturer and distributor of automobiles) One American Road Dearborn, MI 48126

Dawn G. Lepore	Chief Executive Officer and Chairman of the Board	drugstore.com, inc. (online provider of health, beauty, vision and pharmacy solutions) 411 108th Ave NE, Suite 1400 Bellevue, WA 98004

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed
David M. Moffett	Director	eBay Inc. (online marketplace) 2145 Hamilton Avenue San Jose, California 95125

Pierre M. Omidyar	Co-Founder and Chairman	Omidyar Network (philanthropic investment firm) 1991 Broadway St, Suite 200 Redwood City, CA 94063

Richard T. Schlosberg, III	Director	Bank of San Antonio (bank) 800 E. Sonterra Blvd., Suite 140 San Antonio, TX 78257

Thomas J. Tierney	Founder and Chairman of the Board	The Bridgespan Group (non-profit consulting firm) 535 Boylston St., 10th Floor Boston, MA 02116

Executive Officer and Director of eBay UK

Name and Title	Present Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed
Jay C. Clemens, Director	Senior Vice President, Legal Counsel	eBay Inc. (online marketplace) 2145 Hamilton Avenue San Jose, California 95125

SCHEDULE B

NATURAL PERSONS WITH WHOM EBAY AND EBAY UK SHARE VOTING AND DISPOSITIVE POWER

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed
Young Bae Ku	Representative Director and Chief Executive Officer	Gmarket Inc. 9th Floor, LIG Tower 649-11 Yeoksam-Dong, Gangnam-Gu Seoul 135-912, Korea

Duckjun (D.J.) Lee	Senior Managing Director and Chief Financial Officer	Gmarket Inc. 9th Floor, LIG Tower 649-11 Yeoksam-Dong, Gangnam-Gu Seoul 135-912, Korea

Dae Sik Yang	Managing Director and Chief Technology Officer	Gmarket Inc. 9th Floor, LIG Tower 649-11 Yeoksam-Dong, Gangnam-Gu Seoul 135-912, Korea

Kwang Jin Ryoo	Managing Director — e-Market Operations	Gmarket Inc. 9th Floor, LIG Tower 649-11 Yeoksam-Dong, Gangnam-Gu Seoul 135-912, Korea

Ki-Hyung Lee	Chief Executive Officer	Interpark Corporation 8th Floor, NamSeoul Bldg. 1304-3, Seocho-dong, Seocho-gu Seoul, 137-074, Korea

ENTITIES WITH WHOM EBAY AND EBAY UK SHARE VOTING AND DISPOSITIVE POWER

Name and Principal Business	State or Other Place of Organization	Principal Business Address
Interpark Corporation (online shopping services)	Korea	8th Floor, NamSeoul Bldg. 1304-3, Seocho-dong, Seocho-gu Seoul, 137-074, Korea

KB Investment & Securities Co., Ltd. (securities firm)	Korea	5th Floor, You-chon Bldg., 24-1 Yuido-dong, Youngdungpo-gu Seoul, 150-877, Korea

Wilshire Norman Limited (asset manager)	British Virgin Islands	P.O. Box 957 Offshore Incorporations Centre Road Town, Tortola British Virgin Islands

Yahoo! Korea Yuhan Hoesa (internet search and services)	Korea	14th Floor, JS Tower 144-19,20 Samseong-dong, Gangnam-gu Seoul, Korea

Yahoo! Inc. (internet search and services)	Delaware	701 First Avenue Sunnyvale, CA 94089